NEPHROS, INC.

41 Grand Avenue
River Edge, NJ 07661

February 12, 2010

Via EDGAR Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Nephros, Inc. File No. 333-162781

Ladies and Gentlemen:

Nephros, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registrant’s Registration Statement on Form S-1 (File No. 333-162781) effective as of 1:00 p.m. Eastern Time, Tuesday, February 16, 2010, or as soon thereafter as practicable.  Please be advised that the Registrant has not engaged any underwriter with regard to the securities covered by the Registration Statement.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NEPHROS, INC.

By:	/s/ Gerald J. Kochanski
Gerald J. Kochanski,
Chief Financial Officer